UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

FORM 11-K

_____________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 000-24612

ADTRAN, Inc. 401(k) RETIREMENT PLAN

(Full title of the plan)

ADTRAN, Inc.

(Name of issuer of the securities held pursuant to the plan)

901 Explorer Boulevard

Huntsville, Alabama 35806-2807

(Address of the plan and address of issuer’s principal executive offices)

ADTRAN, INC. 401(k) Retirement Plan

Financial Statements and Supplemental Schedule

As of December 31, 2020 and 2019

and for the Year Ended December 31, 2020

Table of Contents

Page Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2020	3
Notes to Financial Statements	4

Supplemental Schedule
Schedule H, line 4i – Schedule of Assets (Held at End of Year) – December 31, 2020	10

Signature	12

Exhibit Index	13

Note:  Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of ADTRAN, Inc. 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Adtran, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of   internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information included in the Schedule of Assets (Held at End of Year) as of December 31, 2020 has      been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Warren Averett, LLC

Atlanta, Georgia

June 29, 2021

We have served as the Plan’s auditor since 2018.

ADTRAN, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	December 31,	December 31,
	2020	2019
Assets
Investments, at fair value	$353,575,477	$314,915,853

Receivables:
Employer contributions receivable	385,754	399,786
Employee contributions receivable	324,095	459,419
Notes receivable from participants	3,538,693	3,974,432
Total receivables	4,248,542	4,833,637

Net Assets Available for Benefits	$357,824,019	$319,749,490

See accompanying notes to financial statements.

ADTRAN, Inc. 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$18,117,300
Net appreciation in the fair value of investments	44,427,463
Other income	341,315
Total investment income	62,886,078

Interest income on notes receivable from participants	157,069

Contributions:
Employee	9,903,852
Employer	4,017,500
Rollovers from other qualified plans	790,315
Total contributions	14,711,667

Total net additions	77,754,814

Deductions from net assets attributed to:
Distributions to participants	39,524,469
Administrative expenses	155,816
Total deductions	39,680,285

Net increase in net assets available for benefits	38,074,529
Net assets available for benefits, beginning of year	319,749,490
Net assets available for benefits, end of year	$357,824,019

See accompanying notes to financial statements.

ADTRAN, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2020 and 2019

Note 1 – Description of the Plan

The following description of the ADTRAN, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and summary Plan description for a more complete description of the Plan’s provisions.

General

ADTRAN, Inc. (the “Company” or the “Employer”) adopted the Plan on January 1, 1990 to provide certain retirement benefits for eligible employees (as outlined below). The Plan is a defined contribution plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (“ERISA”) and the provisions of Internal Revenue Code of 1986, as amended, (the “IRC”) Sections 401(a) and 401(k). The Plan assets are held by Fidelity Management Trust Company (“Fidelity”), which executes investment transactions, receives the Plan contributions, credits participants' individual accounts and pays benefits to participants and their beneficiaries in accordance with the provisions of the Plan.

Eligibility

All regular, full-time employees are eligible to participate in the elective deferral portion of the Plan immediately upon hire, and in the safe harbor matching portion of the Plan beginning on the employee’s one-year anniversary date of service, except seasonal employees, co-op employees, leased employees, interns and nonresident aliens without income in the United States (the “U.S.”).

The Plan was amended effective January 1, 2020 to include an automatic enrollment provision where an initial pre-tax deferral contribution of 5.00% of eligible compensation will be made for newly eligible employees, participant loans will no longer be due immediately upon termination but rather will be payable in accordance with the provisions of the loan note and the costs to administer the Plan may be paid from forfeitures, if any.

Contributions

The Plan allows for pre-tax or Roth contributions of up to 60% of a participant’s eligible compensation, as defined in the Plan document and subject to annual limitations established by the Internal Revenue Service (the “IRS”). The Plan also allows eligible participants who are age 50 or over to make additional deferrals. Participants may change their contribution deferral election under the Plan each pay period.

Under the terms of the Plan, the Company is required to make safe harbor matching contributions of 100% of an eligible participant’s first 3% of contributions and 50% of the next 2% of contributions, subject to certain limits.

Participant Accounts and Investment Options

Each participant’s account is credited with the employee’s contribution and the Company’s matching contribution for that employee, when applicable, plus an allocation of Plan earnings. Allocations of Plan earnings are based on account balances and underlying investments within each participant’s account, as defined more fully in the Plan document. Each participant directs how contributions made to the Plan on his/her behalf are to be invested among the investment options available under the Plan. The Plan currently offers 40 investment options, including the Company stock fund. Total investment balances in the Plan for participants are limited to 20% of the Company stock fund.

The Plan also includes Fidelity BrokerageLink, which is a self-directed brokerage account that allows participants to invest in a broad range of securities, including stocks, bonds, mutual funds, exchange-traded funds, certificates of deposit and other investment choices.

Vesting

Participants are 100% vested in their contributions and the Company’s match under the Plan immediately.

Retirement Date

The normal retirement date is the first day of the calendar month following the date a participant reaches age 62. Early retirement is permitted on the first day of the calendar month after a participant reaches age 59-1/2.

Distribution of Benefits

Benefits commence upon the earlier of several dates: normal retirement, early retirement, disability, pre-retirement death or upon termination other than described above. Benefits are distributed by means of systematic withdrawals, partial withdrawals or a lump sum payment. In-kind distributions of the Company’s common stock are permitted. Corrective distributions are made for excess deferrals and contributions. If an account balance payable to an individual is less than or equal to $5,000, such account will be distributed to the individual in full. Any distribution greater than $1,000 that is made to a participant without the participants consent before the normal retirement age of 62, will be rolled over to an individual retirement plan designated by the Plan administrator.

The Plan allows for participant in-service withdrawals at or after age 59-1/2 and hardship withdrawals at any time from the participant’s account if certain conditions are met. Additionally, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), was signed into law. The CARES Act contains several provisions that temporarily impact 401(k) plans, including a loan payment pause option and a new hardship withdrawal option of up to $100,000. The Company has incorporated these provisions into the Plan which were effective through December 31, 2020.

Notes Receivable from Participants

Participants may borrow a minimum amount of $1,000 from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. The Plan’s loan provisions limit outstanding loans to two loans per participant at a time. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from one to five years unless such loan is used to acquire a principal residence, in which case the loan term can be up to ten years. The Plan’s outstanding loans at December 31, 2020 and 2019 were collateralized by the balances in the participants’ accounts and bore interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Loans outstanding as of December 31, 2020 and 2019 had various maturity dates through 2030 and interest rates that ranged from 4.25% to 5.75%.

Administrative Expenses

All expenses incurred in connection with the operation of the Plan may be paid out of Plan assets, paid by the Company or through revenue sharing from the Plan’s investments as negotiated with Fidelity. During the Plan year ended December 31, 2020, substantially all of the administrative expenses were offset by revenue sharing except for participant initiated expenses as noted within the Statement of Changes in Net Assets Available for Benefits. The Company paid no administrative expenses on behalf of the Plan for the year ended December 31, 2020.

Plan Termination

While it is the intention of the Company to continue to offer the Plan, the Company has the right to amend or terminate the Plan at any time upon written notice to the Plan administrator and Plan trustee. No amendment may permit any plan assets to revert to the Employer or be used for any purpose other than to provide benefits to participants and their beneficiaries. If the Plan were terminated, the Plan assets would be distributed to participants and their beneficiaries in accordance with the Plan and subject to IRC and ERISA guidelines.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

Valuation of Investments

The money market funds, mutual funds and common stock investments offered through the Plan and the BrokerageLink account are valued at fair value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the Plan year as reported by the principal securities exchange on which the security is traded.

Units in commingled trust funds are valued at the net asset value (the “NAV”) of the units of the collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the commingled trust fund less its liabilities.

Purchases and sales of investments are reflected as of the trade date. Interest income is recorded when earned and dividend income is recorded on the ex-dividend date.

The net appreciation in the fair value of the Plan’s investments, which consists of realized and unrealized gains and losses of those investments, is included in the Statement of Changes in Net Assets Available for Benefits.

Valuation of Notes Receivable from Participants

Notes receivable from participants represent participant loans and are valued at the unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as administrative expenses and expensed as incurred. No allowance for credit losses was recorded for the years ended December 31, 2020 and 2019.

Contributions

Contributions from the Company are accrued based on the safe harbor contribution provisions of the Plan. Contributions from employees are recorded and remitted in the period in which the Company makes the deductions from the participants' payroll.

Benefit Payments

Benefit payments are recognized when paid.

Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued for events requiring disclosure in the Plan’s financial statements. The Company determined that no significant events requiring disclosure are necessary.

Note 3 – Related Party and Party-In-Interest Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. The Plan invests in shares of mutual funds or commingled trust funds managed by an affiliate of Fidelity, a subsidiary of which is the trustee of the Plan. These transactions qualify as party-in-interest transactions.

The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts. During the year ended December 31, 2020, the Plan purchased 33,966 units of the ADTRAN, Inc. Common Stock Fund for $323,869 and disposed of 40,084 units for $402,937. Quarterly dividends of $0.09 per share were declared and paid by the Company on various dates throughout the year. The Plan received $78,474 in dividend payments related to the common stock of the Company and purchased an additional 8,128 shares related to these dividend payments for the year ended December 31, 2020. These transactions qualify as party-in-interest transactions.

Fidelity Investments provides certain administrative services to the Plan pursuant to the Fidelity Investments Retirement Plan Service Agreement (the “Agreement”) between the Company and Fidelity Investments. The Company receives revenue credits from Fidelity Investments, which result from revenue-sharing agreements from the Plan’s investments. This revenue is reported as other income and may be applied as payment of administrative expenses incurred by the Plan or allocated back to participant accounts. Revenue sharing receipts of $125,000 were used to pay investment advisory fees during the year ended December 31, 2020. Unallocated revenue sharing account balances totaled $498,789 and $281,551 at December 31, 2020 and 2019, respectively.

Note 4 – Income Tax Status

The Plan obtained its latest opinion letter on March 31, 2014 from the IRS stating that the Plan, as then designed, was in compliance with the applicable requirements of the IRS. The Plan has subsequently been amended to conform with regulatory requirements and for minor administrative items. The Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, no provision for income taxes has been recorded in the Plan's financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2020, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 5 – Reconciliation to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the amounts reported on Form 5500 at December 31, 2020 and 2019:

	2020	2019
Net assets available for benefits per the financial statements	$357,824,019	$319,749,490
Contributions receivable	(709,849)	(859,205)
Net assets available for benefits per Form 5500	$357,114,170	$318,890,285

The following is a reconciliation of the Statement of Changes in Net Assets per the financial statements to the amounts reported on Form 5500 for the year ended December 31, 2020:

2020
Net increase per financial statements	$38,074,529
Net decrease in receivables	149,356
Net income per Form 5500	$38,223,885

Contributions that are not received by the Plan until the subsequent year are not accrued on the Form 5500.

Note 6 – Risks and Uncertainties

The Plan participants invest in various types of investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Note 7 – Fair Value Measurements

U.S. GAAP establishes a three-level valuation hierarchy based upon observable and unobservable inputs for fair value measurement of financial instruments:

•	Level 1 – Observable outputs; values based on unadjusted quoted prices for identical assets or liabilities in an active market;
•	Level 2 – Significant inputs that are observable; values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly;
•	Level 3 – Significant unobservable inputs; values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The following tables present, by level within the fair value hierarchy, the Plan’s investments at fair value:

	Fair Value Measurements at December 31, 2020 Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$314,672,374	$314,672,374	$—	$—
Money market funds	16,781,657	16,781,657	—	—
ADTRAN common stock fund	3,328,156	3,328,156	—	—
BrokerageLink	5,702,104	5,702,104	—	—
Total investments at fair value	340,484,291	340,484,291	—	—
Investments measured at net asset value (a)	13,091,186
Total investments at fair value	$353,575,477	$340,484,291	$—	$—

	Fair Value Measurements at December 31, 2019 Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$288,658,325	$288,658,325	$—	$—
Money market funds	11,989,567	11,989,567	—	—
ADTRAN common stock fund	2,227,930	2,227,930	—	—
BrokerageLink	3,932,565	3,932,565	—	—
Total investments at fair value	306,808,387	306,808,387	—	—
Investments measured at net asset value (a)	8,107,466
Total investments at fair value	$314,915,853	$306,808,387	$—	$—

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Investments held in BrokerageLink are valued at the quoted NAV of shares held by the Plan, which represents fair value.

The commingled trust fund is valued at the NAV of the units of the collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the commingled trust fund less its liabilities. Plan level liquidations require notice to Fidelity and could result in the Plan’s investment being placed into an investment only account for up to 12 months. There are no unfunded commitments related to the commingled trust fund.

The ADTRAN common stock fund reflects the combined fair value of ADTRAN common stock and the short-term cash position. The fair value of ADTRAN stock is based on the closing price as quoted on the NASDAQ Global Select Market.

Note 7 – Fair Value Measurements – continued

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the valuation methodologies used at December 31, 2020 or 2019 to value the Plan’s assets at fair value.

		ADTRAN, INC. 401(k) RETIREMENT PLAN

EIN: 63-0918200 Plan 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2020

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
	Money Market Funds:
*	Fidelity Investments	Government Money Market Fund - Premium Class		$16,781,657

	Commingled Trust Fund:
*	Fidelity Investments	Managed Income Portfolio		13,091,186

	Common Stock Fund:
*	ADTRAN, Inc.	Common stock (208,234 shares and $104,838 cash)		3,328,156

	Other Investments:
*	Fidelity Investments BrokerageLink	Various investments		5,702,104

	Mutual Funds:
	BlackRock	BlackRock Inflation Protected Bond Fund		1,475,951
	DFA	U.S. Small Cap Value Portfolio Institutional Class		805,227
	Vanguard	FTSE Social Index Fund Admiral Shares		453,187
*	Fidelity Investments	Balanced Fund - Class K		21,960,641
*	Fidelity Investments	Contrafund - Class K		34,140,771
*	Fidelity Investments	Diversified International Fund - Class K		9,931,425
*	Fidelity Investments	Extended Market Index Fund		2,243,661
*	Fidelity Investments	Freedom 2005 Fund K		107,045
*	Fidelity Investments	Freedom 2010 Fund K		2,025,825
*	Fidelity Investments	Freedom 2015 Fund K		962,753
*	Fidelity Investments	Freedom 2020 Fund K		15,611,428
*	Fidelity Investments	Freedom 2025 Fund K		15,113,527
*	Fidelity Investments	Freedom 2030 Fund K		13,718,363
*	Fidelity Investments	Freedom 2035 Fund K		15,748,300
*	Fidelity Investments	Freedom 2040 Fund K		9,700,878
*	Fidelity Investments	Freedom 2045 Fund K		5,776,228
*	Fidelity Investments	Freedom 2050 Fund K		3,462,187
*	Fidelity Investments	Freedom 2055 Fund K		2,225,054
*	Fidelity Investments	Freedom 2060 Fund K		1,125,369
*	Fidelity Investments	Freedom 2065 Fund K		13,953
*	Fidelity Investments	Freedom Income Fund K		3,672,952
*	Fidelity Investments	Government Income Fund		5,931,989
*	Fidelity Investments	Growth Company Fund - Class K		51,713,656
*	Fidelity Investments	International Index Fund		1,209,750
*	Fidelity Investments	Low-Priced Stock Fund - Class K		10,693,381
*	Fidelity Investments	Fidelity 500 Index Fund		23,004,262
*	Fidelity Investments	Fidelity U.S. Bond Index Fund		7,812,685
	MassMutual	MassMutual Select Mid Cap Growth Fund Class R5		3,255,181
	Hartford	Hartford International Opportunities HLS Fund Class IA		1,974,637
	Invesco	Invesco Diversified Dividend Fund R5 Class		11,302,589
	JP Morgan	JP Morgan Small Cap Core Fund Class R5		1,843,527

	Prudential Investments	Prudential Total Return Bond Fund Class Z	9,504,358
	Janus Henderson	Janus Henderson Venture Fund Class I	17,331,824
	Prudential Investments	Prudential Jennison Mid-Cap Growth Fund, Inc Class Q	1,855,405
	Wells Fargo	Advantage Special Mid Cap Value Fund Institutional Class	3,715,150
	Putnam	Putnam Large Cap Value Fund Class R6	3,249,255
	Total Investments (held at end of year)		353,575,477

	Notes Receivable:
*	Participants	Loans with various maturities through 2030 and interest rates ranging from 4.25% to 5.75%	3,538,693
	Total Assets (held at end of year)		$357,114,170

*	Party-in-interest to the Plan
**	Cost information has not been disclosed as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADTRAN, Inc. 401(k) RETIREMENT PLAN

Date: June 29, 2021	/s/ Michael Foliano
Michael Foliano
Senior Vice President of Finance and
Chief Financial Officer
(Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Warren Averett, LLC